December 01, 2020

AerCap Holdings N.V.
Form 20-F Filed March 5, 2020
File No. 1-33159

Dear Mr. Kuhn and Ms. Shenk:

Reference is made to the comment letter (the “Comment Letter”) dated November 25, 2020 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Report on Form 20-F for the fiscal year ended December 31, 2019, filed by AerCap Holdings N.V. (the “Company”) with the Commission via EDGAR on March 5, 2020.

As discussed with the Staff on November 30, 2020, in order to consider and fully respond to the comments raised by the Staff in the Comment Letter, the Company believes that it will require additional time beyond the ten business days referred to in the Comment Letter.  Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until December 24, 2020.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Caroline Gieryn

Caroline Gieryn

Mr. Patrick Kuhn and Ms. Lyn Shenk
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Peter Juhas
Chief Financial Officer
AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland

Mr. Richard Maasland
Chief Accounting Officer
AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland

VIA E-MAIL